                                                                      Exhibit 11

     EARNING PER SHARE

     The numerator and denominator of basic and diluted earnings per share are as follows:


                                                                        Dec. 31, 1998     Dec. 31, 1999
                                                                        -------------     -------------
       Numerator  - Net loss as reported                                   (90,000)        ($954,000)

       Denominator - Weighted average number of shares outstanding       6,688,300        11,563,700
       Effect of dilutive securities                                             -                 -
          Dilutive weighted average number of shares outstanding         6,388,300        11,563,700

       Basic earnings (loss) per share                                      ($0.01)           ($0.08)
       Diluted earnings (loss) per share                                    ($0.01)           ($0.08)